U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 First Amendment

                                   FORM 10-SB

    GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                      ENVIRONMENTAL PROTECTION CORPORATION
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)



                      Minnesota                             41-1954595
--------------------------------------------------------------------------------
           (State of Incorporation)            (IRS Employer Identification No.)


       15945 Quality Trail North, Scandia, MN               55073
------------------------------------------------    ----------------------------
        (Address of principal executive offices)         (Zip Code)


Issuer's telephone number,(   651     )     433       -     3522
                           -----------  -------------   -------------


Securities to be registered under Section 12(b) of the Act:   None

          Title of each class              Name of each exchange on which
          to be so registered              each class is to be registered


--------------------------------          --------------------------------

--------------------------------          --------------------------------


Securities to be registered under Section 12(g) of the Act:

      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered


   Common Stock, par value $0.001                    None
--------------------------------          --------------------------------

--------------------------------          --------------------------------

                                                                          PART I

Item 1.           Description of Business.

         (a) Forward-looking Statements. Certain statements in this Form 10 Registration Statement, particularly under Items 1 and 2, constitute
"forward-looking statements" with the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

         (b) Business Development. Environmental Protection Corporation (EPC) was incorporated in the State of Minnesota on April 20, 1966 as Polar Homes, Inc. On October 2, 1968 the Company changed its name to Polar Campers, Inc. On January 24, 1992, the Company changed its name to Access Plus, Inc. On December 29, 1998, the Company changed its name to Environmental Protection Corporation.

         Polar Homes was formed for the purpose of manufacturing campers, camper tops and pick-up truck canopies. Polar Campers, Inc., by a prospectus dated October 10, 1968, offered 200,000 common shares publicly, in the State of Minnesota. Polar Campers, Inc. experienced financial difficulty and disposed of its assets in 1973. Polar Campers, Inc. was operationally dormant from 1973 until June 28, 1991 when it entered into a merger agreement with Access Plus, Inc., a Minnesota corporation and long distance telephone service provider. In January 1992, Polar Campers, Inc. was notified by the Minnesota Public Utilities Commission that the Access Plus, Inc./Polar Campers, Inc. merger valuations were not acceptable and that it did not approve of the merger. The plan of merger agreement was rescinded. The corporation has been dormant since January 1992.
(c) Business of the Issuer. The Company intends to locate and combine with an existing, privately-held company which is profitable, or, in management's opinion, has growth potential, regardless of the industry in which it operates. The Company does not intend to combine with a private company which may be deemed an investment company subject to the Investment Company Act of 1940. A business combination may be structured as a merger, consolidation, exchange of the Company's common stock or assets or any other form which will result in the combined enterprise's becoming a publicly held corporation.

         The Company anticipates having no business activities other than carrying on its search for a suitable combination partner and negotiating and consummating the business combination transaction. The Company will have no source of revenue. To the extent that the Company incurs operating liabilities before the consummation of a business combination, it may not be able to satisfy those liabilities as they are incurred.

         If the Company's management pursues one or more combination opportunities beyond the preliminary negotiation stage and those negotiations are subsequently terminated, it is reasonably forseeable that such efforts will exhaust the Company's ability to continue seeking combination opportunities.




         There are certain perceived benefits to being a reporting company. These are commonly believed to include the following: increased visibility and credibility in the financial community; provision of information required under

Rule 144 for the trading of eligible securities; publicly available information for investment decisions, compliance with a requirement for admission or eligibility to or for quotation on the OTC Bulletin Board maintained by NASDAQ or on the NASDAQ SmallCap Market; the facilitation of borrowing from financial institutions; improved trading efficiency; shareholder liquidity; greater ease in subsequently raising of capital; compensation of key employees through stock options for which there may be a market valuation; and enhanced corporate image.

         There are also some perceived disadvantages to being a reporting company. These are commonly believed to include the following: requirement for producing and maintaining audited financial statements; the required publication of corporate information; the required filings of periodic and other current reports with the Securities and Exchange Commission; the additional federal and state rules and regulations governing management, corporate activities and shareholder relations.

         Some private companies may find a business combination more attractive than an initial public offering of their securities. Reasons might include the following factors: the inability to obtain an underwriter; the possible greater costs, fees and expenses; the possible delays in the public offering process; and a greater dilution of their outstanding securities.

         Some private companies may find a business combination less attractive than an initial public offering of their securities. Reasons might include the following factors: no investment capital raised through a business combination, and, or no underwriter support of after-market trading.

         A business entity which might be interested in a business combination with the Company may include one or more fo the following factors: (1) a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses; (2) a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it; (3) a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting; (4) a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public; or (5) a foreign company which may wish an initial entry into the United States securities market.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The proposed business activities described in this registration statement classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities blank check companies. The Company will not issue or sell any additional shares or initiate any activities causing a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. The Company's management has had no "blank check" company experience during the past five years.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long. If the Company is unsuccessful in acquiring a business combination candidate it may elect to voluntarily terminate its reporting obligation. In that case, the Company would be required to file a Form 15 with the Securities and Exchange Commission.



Item 2.           Management's Discussion and Analysis or Plan of Operation.


         During the next twelve months the Company anticipates that all of its operations will be focused on seeking out and evaluating suitable business combination candidates. Given the Company's limited financial resources, the Company will have to rely on operating loans from its officers and/or directors and the payment of fees from acquisition candidates. The Company's plan of business operation will consume all of management's efforts. Management will utilize the following business combination suitability standards in its operation. In the pursuit of a combination partner, the Company's management intends to consider only business combination candidates which are profitable or, in management's view, have growth potential. The Company's management does not intend to pursue any business combination proposal beyond the preliminary negotiation stage with any company which does not furnish the Company with audited financial statements for at least its most recent fiscal year and unaudited financial statements for interim periods subsequent to the date of such audited financial statements, or is in a position to provide such financial statements in a timely manner. The Company will, if necessary funds are available, engage attorneys and/or accountants in its efforts to investigate a combination candidate and to consummate the business combination. These funds may be raised by the sale of the Company's common stock through private placements or other means including debt financing. The Company may require payment of fees by such combination candidate to fund the investigation of such candidate. In the event such a combination candidate is engaged in a high technology business, the Company may also obtain reports from independent organizations of recognized standing covering the technology being developed and/or utilized by the candidate. The Company's limited financial resources may make the acquisition of such reports difficult or even impossible to obtain and, thus, there can be no assurance that the Company will have sufficient funds to obtain such reports when considering combination proposals or candidates. To the extent the Company is unable to obtain the advice or reports from experts, the risks of any combined enterprise's being unsuccessful will be enhanced. Furthermore, to the knowledge of the Company's officers and directors, neither the candidate nor any of its directors, officers, principal shareholders or general partners:

     (1) will not have been convicted of securities fraud, mail fraud, tax fraud, embezzlement, bribery, or a similar criminal offense involving misappropriation or theft of funds, or be the subject of a pending investigation or indictment involving any of those offenses;

     (2) will not have been subject to a temporary or permanent injunction or restraining order arising from unlawful transactions in securities, whether as an issuer, underwriter, broker, dealer, or investment advisor, may be the subject of any investigation or a defendant in a pending lawsuit arising from or based upon the allegations of unlawful transactions in securities, or

     (3) will not have been a defendant in a civil action which resulted in a final judgement against it or him awarding damages or rescission based upon unlawful practices or sales of securities.

         The Company's officers and directors will make these determinations by asking pertinent questions of the management of prospective combination candidates. Such persons will also ask pertinent questions of others who may be involved in the combination proceedings. However, the officers and directors of the Company will not take other steps to verify independently the information obtained in this manner. Unless something comes to their attention which puts them on notice of a possible disqualification which might be concealed from them, such persons will rely on the information received from the management of the prospective business combination candidate and from others who may be involved in the combination proceedings.

         No assurance is given that management will be successful in completing a business combination transaction. If management does complete a business combination transaction, there is no assurance that the resulting business combination will produce a successful enterprise.




         The Company may enter into agreements with finders or consultants to assist it in locating a target company may pay for the services by issuing shares of stock in the Company or grant stock options for referring target companies. The Company may make cash payments to finders or consultants, to the extent it has sufficient money. There is no minimum or maximum amount of stock, options, or cash that the Company may grant or pay to any finders or consultants.

         The Company has not entered into any agreement or understanding to combine with any business entity and does not intend to do so until after the effective date of this registration statement.

         A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the Company shareholders may agree to sell or transfer all or a portion of their common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

         The  Company  will  not   negotiate   with,   or  enter  into  business
combinations with affiliates.



Item 3.           Description of Property.

         The Company owns no properties and has no interest in any property.




Item 4.           Security Ownership of Certain Beneficial Owners and Management.

         Table 1 lists the persons who are known to the Company to be the owners of more than five percent of the Company's equity shares according to the stockholder list provided by the Company's transfer agent as of October 15, 1999.

(a)      Beneficial Ownership of more than 5%.

         Table 1.

         (1)            (2)                   (3)                        (4)
   Title of Class       Name and Address      Amount and Nature       Percent of Class


      Common            M. D. Price, Jr.      5,000,000               90%


(b)      Security Ownership of Management.          None.

(c) Changes in Control. Management is unaware of any facts that would effect a change in the control of the Company as of the date of this Form 10 SB filing.

Item 5.           Directors, Executive Officers, Promoters and Control Persons.

(a)      Identify Directors and Executive Officers.

         The Company has three directors, William C. Nichols, Paula Nichols and Gregory Johnson.

         William Nichols is the Company's president. He is 33 years old. He has designed, patented, manufactured and marketed a cigar holder. His the president of Klip Kaddy, Inc., the company which holds the world-wide marketing rights to the patented cigar holder.

         Paula Nichols is the Company's secretary. She is 35 years old. She has worked as the administrator of Klip Kaddy, Inc. for the past five years.

         Gregory Johnson is the Company's vice-president. He is 35 years old. He is a former PGA golf professional who has been self-employed for the last six years. His primary employment activities include the design and operation of direct mail enterprises for private companies.

(b) Identify Significant Employees. The Company has no significant employees.

(c)      Family Relationships.   William C. Nichols  and Paula Nichols are
         husband and wife.

(d) Involvement in Certain Legal Proceedings. None of the Company's directors, officers, promoters or control persons, if any, during the past five years was, to the best of the Company's knowledge:

1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

Item 6.           Executive Compensation.

         The Company has three executive officers. No executive officers have been paid any compensation. The company does not have an employee stock option plan and has granted no other form of compensation to its executive officers.
The Company does not have a written employment contract with its executive officers.

Item 7.           Certain Relationships and Related Transactions.

(a)      Transactions with Management and Others.

         No member of management, executive officer, director, nominee for a director or security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities, nor any member of the immediate family of any of the foregoing persons, has had any direct or indirect material interest in any transaction to which the Company was or is to be a party.

(b)      Certain Business Relationships.

         No director or nominee for director is or has been related to any person who has been a party to any transaction with the Company.

(c)      Indebtedness of Management.

         No member of the Company's management is or has been indebted to the Company since the beginning of the Company's last fiscal year.

(d)      Transactions with Promoters.

         The Company's promoters have not received, directly or indirectly, anything of value from the Company, nor are they entitled to receive anything of value from the Company.

Item 8.           Description of Securities.

(a)      Common or Preferred Stock.

         The Company has one class of common stock and is authorized to issue 100,000,000 shares, par value, $0.001 per share. There are 5,554,000 common shares issued and outstanding. All common shares participate equally in dividends and voting rights. There are no cumulative voting rights and no pre-emptive rights. Preferred shares are not authorized.

(b)      Debt Securities.

         The company has no outstanding debt securities.

(c)      Other Securities To Be Registered.

         The Company is not registering any other securities.

                                     PART II

Item 1.           Market for Common Equity and Related Stockholder Matters.

(a)      Market Information.

         No public market has been established for the Company's common stock. Presently, there are no plans, proposals, arrangements or understandings with any person regarding the development of a trading market in the Company's securities.


         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

         Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

         To have its securities quoted on the OTC Bulletin Board a company must:
(1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc. The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

         In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.



(b)      Holders.

         The Company has 461 shareholders of its common stock as of October 15, 1999.

(c)      Dividends.

          No dividends have been declared or paid to date and none are expected to be paid in the forseeable future. There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock.

Item 2.           Legal Proceedings.

         The Company is not a party to any pending or threatened legal proceedings.

Item 3.           Changes In and Disagreements With Accountants on Accounting
                   and Financial Disclosure.

         There have been no changes or disagreements with accountants on accounting or financial disclosure during the Company's two most recent fiscal years.

Item 4.           Recent Sales of Unregistered Securities.


         Within the past three years the Company has issued one 5,000,000 share block of common stock in an exempt transaction as afforded by Section 4(2) of the Securities Act of 1933, as amended. The shares offered, sold and issued in an isolated transaction on December 17, 1998 to one individual for legal and consulting services necessary to maintain the integrity of the corporate structure and facilitate a business combination with an unrelated entity. The value of the transaction was $5,000.00. This sum of money was determined by the board of directors to represent the the reasonable value of legal and consulting services rendered to the Company by M. D. Price, Jr., Attorney at Law.


Item 5.           Indemnification of Directors and Officers.

         Article 10, Section 3, of the Company's Certificate of Restated Articles of Incorporation provides for the indemnification of all persons who may serve as Company directors and officers. The indemnification protects against any and all expenses, including amounts paid upon judgements, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such person in connection with the defense or settlement of any claim, action suit or proceeding, in which the officer or director are parties or which may be asserted against them by reason of being or having been directors or officers of the Company, except relating to matters as to which any director or officer or former director or officer or person will be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of duty.

         Additionally, Article 7, Section 8, of the Company's Certificate of Amended Articles of Incorporation provides that if the Minnesota Statutes are hereinafter amended to authorize further elimination or limitation of the liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Minnesota Statutes. Such indemnification will be in addition to any other rights which those indemnified may have under any law, agreement or resolution of the board of directors or stockholders of the Company. The Company will purchase and maintain insurance on behalf of any such directors, officers, employees or agents, to the extent that it has the power to do so by statute.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore, unenforceable.

                                    PART F/S


Financial Statements

         Set forth below are the audited financial statements for the Company for the period ending September 30, 1999 and interim unaudited financial statements for the period ending December 31, 1999. The following financial statements are attached to this report and filed as a part of it.

                                  ENVIRONMENTAL
                                   PROTECTION
                                   CORPORATION

                              Financial Statements
                              and Auditor's Report

                             September 30, 1999 and
                             March 31, 1999 and 1998








                               S. W. HATFIELD ,CPA
                          certified public accountants

                      Use our past to assist your future sm

                      ENVIRONMENTAL PROTECTION CORPORATION

                                    CONTENTS

                                                                          Page

Report of Independent Certified Public Accountants                          3

Financial Statements

   Balance Sheets

     as of September 30, 1999, March 31, 1999 and 1998                      4

   Statements of Operations and Comprehensive Income
     for the six months ended September 30, 1999
     and the years ended March 31, 1999 and 1998                            5

   Statement of Changes in Shareholders' Equity
     for the six months ended September 30, 1999
     and the years ended March 31, 1999 and 1998                            6

   Statements of Cash Flows

     for the six months ended September 30, 1999
     and the years ended March 31, 1999 and 1998                            7

   Notes to Financial Statements                                            8

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section

           Texas Society of Certified Public Accountants

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
Environmental Protection Corporation

We have audited the accompanying balance sheets of Environmental Protection Corporation (a Minnesota corporation) as of September 30, 1999, March 31, 1999 and 1998, respectively, and the related statements of operations and comprehensive income, changes in shareholders' equity and cash flows for the six months ended September 30, 1999 and for each of the two years ended March 31, 1999 and 1998, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Environmental Protection Corporation (a Minnesota corporation) as of September 30, 1999, March 31, 1999 and 1998, respectively, and the results of operations and cash flows for the six months ended September 30, 1999 and each of the two years ended March 31, 1999 and 1998, respectively, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.


                                           S. W. HATFIELD, CPA
                                          (formerly S. W. HATFIELD + ASSOCIATES)
Dallas, Texas
October 14, 1999


                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                      F-3



                      ENVIRONMENTAL PROTECTION CORPORATION
                                 BALANCE SHEETS
                   September 30, 1999, March 31, 1999 and 1998


                                                            September 30,  March 31,    March 31,
                                                               1999          1999        1998
                                                             ---------     ---------    ---------

                                     ASSETS
                                     ------
Current Assets

   Cash in bank                                              $    --       $    --      $    --
                                                             ---------     ---------    ---------

Total Assets                                                 $    --       $    --      $    --
                                                             =========     =========    =========



                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities

   Accounts payable - trade                                  $    --       $    --      $    --
                                                             ---------     ---------    ---------

     Total Liabilities                                            --            --           --
                                                             ---------     ---------    ---------


Shareholders' Equity Common stock - $0.001 par value

     100,000,000 shares authorized
     5,554,000, 5,554,000 and 554,000
     shares issued and outstanding,  respectively                5,554         5,554          554
   Additional paid-in capital                                  352,163       352,163      352,163
   Accumulated deficit                                        (357,717)     (357,717)    (352,717)
                                                             ---------     ---------    ---------

     Total Shareholders' Equity                                   --            --           --
                                                             ---------     ---------    ---------

Total Liabilities and Shareholders' Equity                   $    --       $    --      $    --
                                                             =========     =========    =========



The accompanying notes are an integral part of these financial statements.



                      ENVIRONMENTAL PROTECTION CORPORATION
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
   Six months ended September 30, 1999 and Years ended March 31, 1999 and 1998


                                                    Six months       Year           Year
                                                      ended          ended          ended
                                                   September 30,    March 31,      March 31,
                                                       1999            1999          1998
                                                    ----------     -----------    -----------

Revenues                                            $     --       $      --      $      --
                                                    ----------     -----------    -----------

Expenses

   General and administrative expenses                    --             5,000           --
                                                    ----------     -----------    -----------

     Total operating expenses                             --             5,000           --
                                                    ----------     -----------    -----------

Loss from Operations                                      --            (5,000)          --

Other Income

   Interest and other                                     --              --             --
                                                    ----------     -----------    -----------

Net Loss                                                  --            (5,000)          --

Other comprehensive income                                --              --             --
                                                    ----------     -----------    -----------

Comprehensive Income                                $     --       $    (5,000)   $      --
                                                    ==========     ===========    ===========


Net loss per weighted-average
   share of common stock outstanding,
   computed on Net Loss - basic and fully diluted          nil              nil            nil
                                                           ===              ===            ===

Weighted-average number of shares
   of common stock outstanding - basic
   and fully diluted                                 5,554,000        1,992,356        554,000
                                                    ==========      ===========    ===========



The accompanying notes are an integral part of these financial statements.



                      ENVIRONMENTAL PROTECTION CORPORATION
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
   Six months ended September 30, 1999 and Years ended March 31, 1999 and 1998

                                                       Additional
                                    Common Stock        paid-in    Accumulated
                                Shares      Amount      capital     deficit      Total
                              ---------   ---------    ---------   ---------    ---------

Balances at

   April 1, 1997                554,000   $   5,540    $ 347,177   $(352,717)   $    --

Effect of the restatement
   of par value of common
   stock from $0.01 to
   $0.001 per share                --        (4,986)       4,986        --           --
                              ---------   ---------    ---------   ---------    ---------

Balances at
   April 1, 1997, restated      554,000         554      352,163    (352,717)        --

Net loss for the year              --          --           --          --           --
                              ---------   ---------    ---------   ---------    ---------

Balances at
   March 31, 1998               554,000         554      352,163    (352,717)        --

Issuance of common
   stock for professional
   fees                       5,000,000       5,000         --          --          5,000

Net loss for the year              --          --           --        (5,000)      (5,000)
                              ---------   ---------    ---------   ---------    ---------

Balances at
   March 31, 1999             5,554,000       5,554      352,163    (357,717)        --

Net loss for the six months        --          --           --          --           --
                              ---------   ---------    ---------   ---------    ---------

Balances at
   September 30, 1999         5,554,000   $   5,554    $ 352,163   $(357,717)   $    --
                              =========   =========    =========   =========    =========



The accompanying notes are an integral part of these financial statements.



                      ENVIRONMENTAL PROTECTION CORPORATION
                            STATEMENTS OF CASH FLOWS
   Six months ended September 30, 1999 and Years ended March 31, 1999 and 1998

                                              Six months       Year          Year
                                                ended         ended         ended
                                             September 30,  March 31,      March 31,
                                                1999          1999           1998
                                              ---------     ----------     ---------

Cash Flows from Operating Activities

   Net loss for the period                    $    --       $   (5,000)    $    --
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Common stock issued for
         professional fees                         --           (5,000)         --
                                              ---------     ----------     ---------

Net cash provided by operating activities          --             --            --
                                              ---------     ----------     ---------


Cash Flows from Investing Activities               --             --            --
                                              ---------     ----------     ---------


Cash Flows from Financing Activities               --             --            --
                                              ---------     ----------     ---------


Increase (Decrease) in Cash                        --             --            --

Cash at beginning of period                        --             --            --
                                              ---------     ----------     ---------

Cash at end of period                         $    --       $     --       $    --
                                              =========     ==========     =========


Supplemental Disclosure of
   Interest and Income Taxes Paid

     Interest paid for the year               $    --       $     --       $    --
                                              =========     ==========     =========
     Income taxes paid for the year           $    --       $     --       $    --
                                              =========     ==========     =========


The accompanying notes are an integral part of these financial statements.

                      ENVIRONMENTAL PROTECTION CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Environmental Protection Corporation (Company) was initially incorporated on April 20, 1966 under the laws of the State of Minnesota as Polar Homes, Inc. The Company changed its corporate name to Polar Campers, Inc. in 1968. The Company was originally formed to "build, manufacture, sell, lease, own, buy and otherwise deal with in mobile homes, campers, trailers and any other equipment which from time to time be decided upon; to own and otherwise deal with in real estate, and to do all things necessary and proper to accomplish said purposes." The Company ceased all business operations during 1973 and disposed of all assets and liabilities. The Company has been dormant since that time.

In August 1991, in anticipation of a business combination with another entity, the Company changed its corporate name to Access Plus, Inc. This business combination was unsuccessful and was abandoned due to lack of regulatory approval in January 1992. Concurrent with the abandonment of the proposed business combination, the Company changed its corporate name to Environmental Protection Corporation.

The Company has had no significant operations, assets or liabilities since 1973 and, accordingly, the Company was dependent upon existing resources, management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Cash and cash equivalents
     -------------------------

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     The Company files its own separate federal income tax return. The Company has no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods.

                      ENVIRONMENTAL PROTECTION CORPORATION

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999, March 31, 1999 and 1998, the Company has no issued and outstanding securities, options or warrants that would be deemed potentially dilutive in the current and future periods.

NOTE C - COMMON STOCK TRANSACTIONS

On December 18, 1998, the Company's shareholders approved the amendment of the Company's Articles of Incorporation to allow for the issuance of up to 100,000,000 shares of common stock with a par value of $0.001 per share. Prior to this change, the Company had been permitted to issue up to 10,000,000 shares of common stock with a par value of $0.01 per share. This transaction had no effect on the issued and outstanding shares of common stock of the Company. All references to issued and outstanding shares and their respective par value have been changed to reflect this restatement as of the first day of the earliest period presented in the accompanying financial statements.

On December 17, 1998, in anticipation of the approval of the December 18, 1998 action noted above, the Company's Board of Directors approved the issuance of 5,000,000 shares of unregistered, restricted $0.001 par value common stock to an individual providing legal and other consulting services necessary to maintain the integrity of the corporate structure and facilitate the merger with or acquisition of an unrelated entity. These shares were valued at the approximate fair value of the services provided to the Company by the individual.

As of October 14, 1999, the Company is not in negotiation for or anticipates a probable business combination transaction which would require disclosure of audited and pro forma financial statements required by Items 310(c) and (d) of Regulation S-B of the U. S. Securities and Exchange Commission.



                      ENVIRONMENTAL PROTECTION CORPORATION
                                 Balance Sheets
                           December 31, 1999 and 1998

                                   (Unaudited)

                                                               December 31,  December 31,
                                                                  1999          1998
                                                                ---------     ---------
                                     ASSETS
                                     ------
Current Assets
   Cash in bank                                                 $    --        $    --
                                                                ---------      ---------

Total Assets                                                    $    --        $    --
                                                                =========      =========



                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities
   Accounts payable - trade                                     $    --        $    --
                                                                ---------      ---------

     Total Liabilities                                               --             --
                                                                ---------      ---------


Shareholders' Equity
   Common stock - $0.001 par value
     100,000,000 shares authorized
     5,554,000 and 554,000 shares
     issued and outstanding, respectively                           5,554            554
   Additional paid-in capital                                     352,163        352,163
   Accumulated deficit                                           (357,717)      (352,717)
                                                                ---------      ---------

     Total Shareholders' Equity                                      --             --
                                                                ---------      ---------

Total Liabilities and Shareholders' Equity                      $    --        $    --
                                                                =========      =========



The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.



                      ENVIRONMENTAL PROTECTION CORPORATION
                Statements of Operations and Comprehensive Income
             Nine and Three months ended December 31, 1999 and 1998

                                   (Unaudited)

                                         Nine months    Nine months    Three months   Three months
                                           ended          ended          ended          ended
                                         December 31,   December 31,   December 31,   December 31,
                                            1999           1998           1999         1998
                                         ----------     ----------     ----------     --------

Revenues                                 $     --       $     --       $     --       $   --

Expenses

   General and administrative expenses         --             --             --           --
                                         ----------     ----------     ----------     --------

Net Loss                                       --             --             --           --

Other Comprehensive Income                     --             --             --           --
                                         ----------     ----------     ----------     --------

Comprehensive Income                     $     --       $     --       $     --       $   --
                                         ==========     ==========     ----------     --------

Loss per weighted-average
   share of common stock
   outstanding, calculated on
   net loss - basic and fully diluted           nil            nil            nil          nil
                                                ===            ===            ===          ===

Weighted-average number of
   shares of common stock
   outstanding - basic and
   fully diluted                          5,554,000        554,000      5,554,000      554,000
                                         ==========     ==========     ==========     ========


The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                      ENVIRONMENTAL PROTECTION CORPORATION
                            Statements of Cash Flows
                  Nine months ended December 31, 1999 and 1998

                                   (Unaudited)

                                                     Nine months    Nine months
                                                         ended         ended
                                                     December 31,   December 31,
                                                         1999           1998
                                                      ---------      ---------
Cash Flows from Operating Activities

   Net loss for the period                            $    --        $    --
   Adjustments to reconcile net loss to net
     cash provided by operating activities                 --             --
                                                      ---------      ---------

Net cash provided by operating activities                  --             --
                                                      ---------      ---------


Cash Flows from Investing Activities                       --             --
                                                      ---------      ---------


Cash Flows from Financing Activities                       --             --
                                                      ---------      ---------


Increase (Decrease) in Cash                                --             --

Cash at beginning of period                                --             --
                                                      ---------      ---------

Cash at end of period                                 $    --        $    --
                                                      =========      =========


Supplemental Disclosure of
   Interest and Income Taxes Paid

     Interest paid for the year                       $    --        $    --
                                                      =========      =========
     Income taxes paid for the year                   $    --        $    --
                                                      =========      =========


The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.

                      ENVIRONMENTAL PROTECTION CORPORATION

                          Notes to Financial Statements

Note A - Organization and Description of Business

Environmental Protection Corporation (Company) was initially incorporated on April 20, 1966 under the laws of the State of Minnesota as Polar Campers, Inc.. The Company was originally formed to "build, manufacture, sell, lease, own, buy and otherwise deal with in mobile homes, campers, trailers and any other equipment which from time to time be decided upon; to own and otherwise deal with in real estate, and to do all things necessary and proper to accomplish said purposes." The Company ceased all business operations during 1973 and disposed of all assets and liabilities. The Company has been dormant since that time.

In August 1991, in anticipation of a business combination with another entity, the Company changed its corporate name to Access Plus, Inc. This business combination was unsuccessful and was abandoned due to lack of regulatory approval in January 1992. Concurrent with the abandonment of the proposed business combination, the Company changed its corporate name to Environmental Protection Corporation.

The Company has had no significant operations, assets or liabilities since 1973 and, accordingly, the Company was dependent upon existing resources, management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

During interim periods, the Company follows the accounting policies set forth in its audited financial statements contained elsewhere in this document. The accompanying financial statements do not include all disclosures required by generally accepted accounting principles. Users of financial information provided for interim periods should refer to the annual financial information and footnotes contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending March 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

                      ENVIRONMENTAL PROTECTION CORPORATION
                    Notes to Financial Statements - Continued

Note B - Summary of Significant Accounting Policies - Continued

2.   Income taxes
     ------------

     The Company files its own separate federal income tax return. The Company has no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods.

3.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1999, March 31, 1999 and 1998, the Company has no issued and outstanding securities, options or warrants that would be deemed potentially dilutive in the current and future periods.

Note C - Common Stock Transactions

On December 17, 1998, the Company's shareholders approved the amendment of the Company's Articles of Incorporation to allow for the issuance of up to 100,000,000 shares of common stock with a par value of $0.001 per share. Prior to this change, the Company had been permitted to issue up to 10,000,000 shares of common stock with a par value of $0.01 per share. This transaction had no effect on the issued and outstanding shares of common stock of the Company. All references to issued and outstanding shares and their respective par value have been changed to reflect this restatement as of the first day of the earliest period presented in the accompanying financial statements.

On December 17, 1998, the Company's Board of Directors issued 5,000,000 shares of unregistered, restricted $0.001 par value common stock to an individual providing legal and other consulting services necessary to maintain the integrity of the corporate structure and facilitate the merger with or acquisition of an unrelated entity. These shares were valued at the approximate fair value of the services provided to the Company by the individual.

As of March 6, 2000, the Company is not in negotiation for or anticipates a probable business combination transaction which would require disclosure of audited and pro forma financial statements required by Items 310(c) and (d) of Regulation S-B of the U. S. Securities and Exchange Commission.

                                    PART III

Item 1.  Index to Exhibits.

Exhibit Number     Description
--------------     -----------

   (3.0)           Certificate of Restated Articles of Incorporation of Polar
                   Campers, Inc.
   (3.1)           Amendment of Articles of Incorporation of Access Plus, Inc.
   (3.2)           Certificate of Amendment of Articles of Incorporation of
                   Environmental Protection Corporation
   (3.3)           By-Laws
   (27)            Financial Data Schedule

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated March 5, 1999

ENVIRONMENTAL PROTECTION CORPORATION,
a Minnesota corporation


/s/  William C. Nichols
---------------------------
William C. Nichols
President


/s/  Paula Nichols
---------------------------
Paula Nichols
Secretary